UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of June, 2011

Commission

File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 56 – 16th floor
Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

CONTAX PARTICIPAÇÕES S.A.

CNPJ/MF No. 04.032.433/0001-80

NIRE 33.300.275410

Publicly-held Company

MINUTES OF THE EXTRAORDINARY BOARD OF DIRECTORS’ MEETING

HELD ON JUNE 14TH, 2011

I. DATE, TIME AND PLACE:  On June 14th, 2011, at 3h00 p.m., at the principal place of business of Contax Participações S.A., located at Rua do Passeio 48 to 56, part, Rio de Janeiro, State of Rio de Janeiro (“Company” or “Contax Participações”).  II. QUORUM:  The Directors representing the majority of the members in office. The attendance of the following persons was registered: Mr. Ronnie Vaz Moreira, Mr. Affonso Celso Pastore, and Mr. Armando Galhardo Nunes Guerra Junior, members of the Independent Special Committee. III CALL NOTICE:  Carried out by individual messages sent to the Directors. IV. PRESIDING OFFICERS:  Chairman, Mr. Fernando Antonio Pimentel Melo, and Secretary, Mrs. Cristina Alves Corrêa Justo Reis. V. AGENDA: (i) appointment of a specialized company in charge of the valuation of shares of Mobitel S.A. by the book value; (ii)  appointment of a specialized company in charge of the valuation of Mobitel and of the Company through future profitability methodology based on retrospective analysis, projected scenarios and discounted cash flows; (iii)  Valuation Report of Mobitel’s Book Net Worth; (iv)  Valuation Report of the Replacement Ratio; (v)  proposal of Merger of Shares; (vi)  Protocol and Justification of Merger of Shares; and (vii)  Merger of Shares. V. RESOLUTIONS:  Once the meeting started, regarding item (i) of the agenda, the Directors approved the retainment to be proposed to the general meeting of APSIS Consultoria e Avaliações Ltda., enrolled with the CNPJ/MF under No. 08.681.365/0001-30, and the CRC/RJ under No. 005112/0-9, headquartered at Rua da Assembléia, 35, 12th floor, Downtown, City of Rio de Janeiro, State of Rio de Janeiro, to carry out the valuation of Mobitel’s book net worth, a corporation headquartered in the City of São Paulo, State of São Paulo, at Rua Desembargador Eliseu Guilherme, 282/292, Paraíso District, Postal Code 04004-030, enrolled with the CNPJ/MF under No. 67.313.221/0001-90 (“Mobitel”), by the book value, based on its audited financial statements drawn up on December 31st, 2010, pursuant to the terms of the draft of Instrument of Justification and Protocol of Merger of Shares, which provides for the terms and conditions of merger of shares of Mobitel into Contax Participações (“Merger of Shares”) (“Protocol and Justification of Merger of Shares”), and preparation of the respective valuation report (“Valuation Report of Mobitel’s Book Net Worth”). Regarding item (ii) of the agenda, the Directors approved the retainment to be proposed to the general meeting of Banco BTG Pactual S.A., enrolled with the CNPJ/MF under No. 30.306.294/0001-45, headquartered at Av. Brigadeiro Faria Lima, 3729, 9th floor, in the City of São Paulo, State of São Paulo, to carry out the valuation of Mobitel and Contax through the future profitability methodology, based on retrospective analysis, projected scenarios and discounted cash flows on December 31st, 2010, pursuant to the draft of the Protocol and Justification of Merger of Shares, and for the preparation of the respective valuation report (“Valuation Report of the Replacement Ratio”) on December 31st, 2010, pursuant to the Protocol and Justification of Merger of Shares. Moving to item (iii) of the agenda, the Directors approved, without exceptions, after having examined and discussed, the Valuation Report of Mobitel’s Book Net Worth. Mobitel’s net assets, for the purposes of merging of shares issued by Mobitel into the Contax Participações’ assets, were valuated on December 31st, 2010 in the amount of one hundred seventy eight million, two hundred and fifteen thousand, nine hundred and fifty nine Reais  and sixty eight cents (R$178,215,959.68 ). Regarding item (iv) of the agenda, the Directors approved, without exceptions, after having examined and discussed, Mobitel’s Valuation Report for the Replacement Ratio. Regarding item (v) of the agenda, considering that the replacement ratio was negotiated and determined independently by the managements of Mobitel and Contax Participações after the examination of the recommendations made by the Independent Special Committee of Contax Participações, for the purposes of guideline opinion No. 35 of the Brazilian Securities Commission presented on June 8th, 2011, and the discussion of the conclusions reached by its members, they resolve to approve, without exceptions, the proposal of Merger of Shares pursuant to the provisions of the draft of the Protocol and Justification of Merger of Shares, approved by the attending members of the Board of Directors. Regarding item (vi) of the agenda, the Company’s Executive Board was authorized to carry out the execution of the Protocol and Justification of Merger of Shares and to the perform any and all acts necessary to the delivery and implementation of the Merger of Shares, including, but not limited to the release to the market of the information required by CVM Ruling No. 319, of December 3rd, 1999. Regarding item (vii) of the agenda, the Directors recommended to the Shareholders’ Meeting the carrying out of the Merger of Shares. Finally, the Directors authorized the call of the Shareholders’ Meeting to resolve about (a) the terms and conditions of the Protocol and Justification of Merger of Shares; (b) the ratification of the appointment of the specialized companies in charge of preparing the Valuation Report of Mobitel’s Book Net Worth and the Mobitel’s Valuation Report of the Replacement Ratio; (c) the approval of the Valuation Report of Mobitel’s Book Net Worth and the Mobitel’s Valuation Report of the Replacement Ratio; (d) the Merger of Shares; and (e) the increase of Contax Participações’ capital stock by virtue of the Merger of Shares in the amount of one hundred seventy eight million, two hundred and fifteen thousand, nine hundred and fifty nine Reais  and sixty eight cents (R$178,215,959.68 ), and the amount of thirty four million, four hundred and fifty five thousand, eight hundred and forty Reais  and fifty six cents (R$34,455,840.56 ) will be allocated to the capital stock, which shall be increased from two hundred twenty three million, eight hundred seventy three thousand, one hundred and sixteen Reais  and ten cents (R$223,873,116.10 ) to two hundred and fifty eight million, three hundred and twenty eight thousand, nine hundred and fifty six Reais  and sixty six cents (R$258,328,956.66 ), and the remaining balance will be allocated to capital reserve. The capital stock shall henceforth be comprised of twenty four million, nine hundred and sixty six thousand, five hundred and eighty two (24,966,582) common shares and thirty nine million, seven hundred and nineteen thousand, four hundred and ninety-nine (39,719,499) preferred shares, with the consequent amendment to article 5 of the Company’s By-laws. VI. CLOSING:  As there was no further business to transact, the meeting was closed with the drawing up of these minutes, which after being read and found to conform, were executed by the attending Directors. Rio de Janeiro, June 14th, 2011. (sgd) Fernando Antonio Pimentel Melo (Chairman); Cristiano Yazbek Pereira; Alexandre Jereissati Legey (alternate); Ricardo Antonio Mello Castanheira (alternate); Paulo Márcio de Oliveira Monteiro (alternate); Rafael Cardoso Cordeiro (alternate); Manuel Jeremias Leite Caldas. I certify that these minutes are the final copy of the minutes drawn up in the proper book.

________________________________

Cristina Alves Corrêa Justo Reis

Secretary

ANNUAL MEETING OF THE BOARD OF DIRECTORS

OF CONTAX PARTICIPAÇÕES S.A.

June 14th, 2011, 03h00 p.m.

Rio de Janeiro, June 9th, 2011.

To the Board of Directors of

Contax Participações S.A.

Rua do Passeio, 56, 16th floor

Rio de Janeiro, RJ

Attn.: Mr. Fernando Antonio Pimentel Melo, Chairman of the Board of Directors

Re.: Independent Special Committee’s Works Conclusion Report

Dear Directors,

This Independent Special Committee (“Committee”) was formed by the management of Contax Participações S.A. (“Contax”), as provided for in article 17-A of Contax’s By-laws and to all purposes of Guideline Opinion CVM No. 35/08 (“Opinion CVM No. 35”), including for the purpose of evaluating the conditions of merger of shares of Mobitel S.A. (“Dedic”) into Contax, announced in a Notice of Material Event released by Contax on January 25th, 2011, and submit its recommendations to the Board of Directors of Contax.

This Committee was elected at the Contax’ Meeting of the Board of Directors held on April 26th, 2011 and performed the valuation works  to which it was formed within the period comprising April 27th to June 8th, 2011.

For the performance of valuation works of the merger of shares of Dedic into Contax, this Committee:

(i) carried out meetings with the management of Contax and obtained information and documents related to the activities, current financial status and future expectations of the managements regarding the business of Contax and Dedic, as well as regarding the merger of shares;

(ii) examined and discussed information and documents obtained from the managements of Contax and Dedic regarding the companies and merger of shares;

(iii) examined and discussed the premises, criteria and methodologies used and results included in the Valuation Report prepared independently by Banco BTG Pactual S.A., which served as grounds to the replacement ratio  indicated by the managements of Contax and Dedic for the merger of shares;

(iv) examined and discussed premises, criteria and methodologies used and results included in the fairness opinion, also independently prepared by Barclays Capital, the financial advisor elected by this Committee and retained exclusively to assist it in the performance of its works;

(v) discussed premises, criteria and methodologies used and results presented in the economic valuation works of Contax and Dedic prepared by Barclays Capital, having the latter held a meeting with the managements of Contax and Dedic for the appropriate conduction of works.

Based on the works performed, the meetings, discussions and analysis aforementioned, as well as the documents the Committee had access to, this Committee concluded, unanimously, that the replacement ratio of 0.0362 common share and 0.0363 preferred share issued by Contax per each share issued by Dedic corresponds to a proper exchange ratio, and, at least from the Contax’s point of view, equitable for the merger of shares.

The conclusion described herein reflects the independent judgment of this Committee based on the works conducted by its members.

Yours faithfully,

(sgd)

Affonso Celso Pastore

(sgd)

Armando Galhardo Nunes Guerra Junior

(sgd)

Ronnie Vaz Moreira

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: June 20, 2011

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Michel Neves Sarkis
Name: Michel Neves Sarkis Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.